SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                 Commission File Number 1-14880

                   NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
             [ ] Form 10-Q [ ] Form N-SAR

          For Period Ended:  March 31, 2001
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[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form.  Please
Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                PART I -- REGISTRANT INFORMATION

Lions Gate Entertainment Corp.
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Full Name of Registrant

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Former Name if Applicable

Suite 3123, Three Bentall Centre, 595 Burrard Street
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Address of Principal Executive Office (Street and Number)

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Vancouver, British Columbia  V7X 1J1
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City, State and Zip Code


               PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) [X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) [X] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) [X} The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                      PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-
F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach
Extra Sheets if Needed.)

We have experienced delays in preparing our consolidated financial statements due to complications related to our loss of "foreign private issuer" status and having to file our Annual
Report on Form 10-K for the first time.

                   PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gordon Keep          (604)                        609-6110
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(Name)            (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                               [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
the subject report or portion thereof?         [ } Yes     [X] No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Lions Gate Entertainment Corp.
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(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  6/29/01            By   /s/ GORDON KEEP
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                             Gordon Keep, Senior Vice President

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                            EXHIBIT A

June 29, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

To Whom It May Concern:

This letter is written pursuant to the requirements of Rule 12b-
25(c) under the Securities Exchange Act of 1934, as amended, and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Lions Gate Entertainment Corp. ("Lions Gate"). Lions Gate has stated in Part III of its filing on Form 12b-25 that it is unable to timely file its Annual Report on Form 10-K for the period ended March 31, 2001 because of delays in completing its consolidated financial statements due to complications related to its loss of "foreign private issuer" status and having to file its Annual Report on Form 10-K for the first time. We hereby advise you that we have read and agree with such statements.

Sincerely,


/s/ PRICEWATERHOUSECOOPERS LLP
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Gabe Nachman
Partner
PricewaterhouseCoopers LLP